Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated February 7, 2007
Registration Statement 333-138747
TARGA RESOURCES PARTNERS LP
16,800,000 Common Units
(excluding 2,520,000 Common Units
under overallotment option)

On February 7, 2007, Targa Resources Partners LP filed Amendment No. 5 to its Registration Statement on Form S-1 to provide disclosure concerning recent developments in a legal proceeding against Targa Midstream Services Limited Partnership, a subsidiary of Targa, arising out of Hurricane Rita. The Preliminary Prospectus dated February 1, 2007 did not include disclosure about this legal proceeding.

Under the caption “Business — Recent Developments Involving Targa, Inc.” on page 114 of the Preliminary Prospectus included in Amendment No. 5 to the Registration Statement, we added the following disclosure:

“As a result of Hurricane Rita, the West Cameron 229A platform owned by Targa Midstream Services Limited Partnership, or TMS, a subsidiary of Targa, was damaged and sank in late September 2005. Following the hurricane, TMS informed the U.S. Coast Guard that the platform had been damaged and caused a system of buoys to be installed which marked the sunken platform, which was outside of principal shipping lanes. On November 12, 2005, the submerged wreckage was struck by an integrated tug barge owned by K-Sea Transportation Partners L.P., or K-Sea. As much as 25,000 barrels of No. 6 fuel oil entered the Gulf of Mexico as a result of the collision. TMS filed suit in federal district court in Galveston on November 21, 2005 seeking to hold K-Sea responsible for damage to the platform and K-Sea filed a counterclaim to recover its alleged damages of approximately $90 million.

K-Sea has recently made demands against TMS, under admiralty law, seeking to secure any judgment K-Sea obtains in an amount equal to 1.5 times K-Sea’s claimed damages, or $135 million. TMS has challenged the validity of such demands. K-Sea has asserted that it believes it has the right to attach TMS assets located in jurisdictions where TMS has not qualified to do business pursuant to provisions of applicable admiralty laws in order to secure its claim, including financial accounts, equipment and other assets. On or about February 2, 2007, K-Sea filed an action in the Southern District of New York seeking attachment of TMS financial accounts located in such jurisdiction.

TMS does not believe that any attachment is likely to be successful. In the event that attachment is made, TMS would seek to invalidate the action as inappropriate under admiralty law and request immediate reversal of any such order. If a reversal of any successful attachment is not obtained, then, in order to obtain release of its funds, TMS believes it could post a letter of credit with K-Sea under Targa’s existing credit facilities.

TMS expects that any losses for which it may be responsible will ultimately be covered by insurance, less a $1 million deductible, and as such, would not have a material adverse effect on TMS or Targa. Targa is unable to predict the actions that may be taken by K-Sea in this litigation, the time it may take for the court to address any claim for attachment against TMS’s assets in jurisdictions where TMS is not qualified to do business, the posting of a letter of credit in substitution therefore or any temporary impact on Targa’s credit. None of us, our general partner or any of our subsidiaries are involved in the K-Sea litigation action, and none of the assets to be contributed to us are the subject of such attachment order.”

TMS believes that the demands being made by K-Sea referenced above are without merit and expects that any losses arising out of such claims for which TMS is responsible would not have a material adverse effect on Targa, TMS or us. K-Sea’s claims have been asserted against TMS and have not been made against us, our general partner or our subsidiaries or any of the assets being contributed to us in connection with the Offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.